CUSIP No. 648904200                                           Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D-A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                        NEW WORLD RESTAURANT GROUP, INC.,
                 f/k/a NEW WORLD COFFEE - MANHATTAN BAGEL, INC.
                ------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                  --------------------------------------------
                         (Title of Class of Securities)

                                   648904200
                   -----------------------------------------
                                 (CUSIP Number)

William J. Nimmo                                 Joshua A. Leuchtenburg, Esq.
Halpern Denny III, L.P.                          Reboul, MacMurray, Hewitt &
500 Boylston Street                              Maynard
Suite 1880                                       45 Rockefeller Plaza
Boston, Massachusetts 02116                      New York, New York  10111
Tel.  (617) 536-6602                             Tel. (212) 841-5700
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 15,2003
           ----------------------------------------------------------

          1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 648904200                                           Page 2 of 9 Pages


            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1)      Name of Reporting Person                 Halpern Denny
        I.R.S. Identification                    III, L.P.
        No. of Above Person
        (If an Entity)                           04-3501525
       -----------------------------------------------------------------
2)      Check the Appropriate Box                (a) [x]
        if a Member of a Group                   (b) [ ]
       -----------------------------------------------------------------
3)      SEC Use Only
       -----------------------------------------------------------------
4)      Source of Funds                          OO
       -----------------------------------------------------------------
5)      Check if Disclosure of
        Legal Proceedings is                     Not Applicable
        Required Pursuant to
        Items 2(d) or 2(e)
       ------------------------------------------------------------------
6)      Citizenship or Place
        of Organization                          Delaware
       ------------------------------------------------------------------
Number of                          7)   Sole Voting
Shares Beneficially                     Power              -0-
Owned by Each
Reporting Person
With
                                   ----------------------------------------
                                   8)   Shared Voting     28,561,925
                                        Power             shares of
                                                          Common Stock[2]
                                   ----------------------------------------
                                   9)   Sole Disposi-      -0-
                                        tive Power
                                   ----------------------------------------
                                   10)  Shared Dis-       28,561,925 shares of
                                        positive Power     Common Stock[2]
                                   ----------------------------------------

-----------------------------
2  See Item 5(a)

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CUSIP No. 648904200                                           Page 3 of 9 Pages



11)      Aggregate Amount Beneficially                28,561,925 shares of
         Owned by Each Reporting Person                Common Stock[2]
-------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
-------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                 50.72%[3]
         Amount in Row (11)
-------------------------------------------------------------------------
14)      Type of Reporting
         Person                                          PN


------------------------------

         3 Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants.


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CUSIP No. 648904200                                           Page 4 of 9 Pages

1)  Name of Reporting Person                         Halpern Denny &
    I.R.S. Identification                            Company V, L.L.C.
    No. of Above Person
    (If an Entity)                                   04-3501523
-----------------------------------------------------------------------------
2)  Check the Appropriate Box                         (a) [x]
    if a Member of a Group                            (b) [ ]
-----------------------------------------------------------------------------
3)  SEC Use Only
-----------------------------------------------------------------------------
4)  Source of Funds                                  OO
-----------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings is                               Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)
-----------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                                    Delaware
-----------------------------------------------------------------------------
Number of                        7)  Sole Voting
Shares Beneficially                  Power                  -0-
Owned by Each
Reporting Person
With
                                 ----------------------------------------
                                 8)  Shared Voting     28,561,925 shares of
                                     Power             Common Stock4
                                 ----------------------------------------
                                 9)  Sole Dispositive
                                     Power                 -0-
                                 ----------------------------------------
                                 10) Shared Dis-       28,561,925 shares of
                                     positive Power    Common Stock
                                 ----------------------------------------
11)  Aggregate Amount Beneficially               28,561,925 shares of
     Owned by Each Reporting Person              Common Stock
--------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)


---------------------

         4  See Item 5(a).

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CUSIP No. 648904200                                           Page 5 of 9 Pages

     Excludes Certain Shares
--------------------------------------------------------------------------
13) Percent of Class
    Represented by                                          50.72%[5]
    Amount in Row (11)
---------------------------------------------------------------------
14) Type of Reporting
    Person                                                OO


-------------------------

         5 Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants.

CUSIP No. 648904200                                           Page 6 of 9 Pages


                                 Schedule 13D-A
                                 --------------

          This Amendment No. 5 (the "Schedule 13D Amendment 5") amends Schedule 13D, which was originally filed on February 1, 2001 ("Original Schedule 13D") and amended by Amendment No. 1 to Schedule 13D on April 6, 2001 ("Schedule 13D Amendment 1"), Amendment No. 2 to Schedule 13D on June 25, 2001 ("Schedule 13D Amendment 2") Amendment No. 3 to Schedule 13D on November 12, 2002 ("Schedule 13D Amendment 3") and Amendment No. 4 to Schedule 13D on March 20, 2003 ("Schedule 13D Amendment 4"). Terms defined in the Original Schedule 13D, as amended by Schedule 13D Amendment 1, Schedule 13D Amendment 2, Schedule 13D Amendment 3 and Schedule 13D Amendment 4, are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          As previously disclosed by Schedule 13D Amendment 4, on March 14, 2003, HD III agreed to acquire warrants to purchase 4,551,326 shares of Common Stock of New World and 6,422.914 shares of Series F Preferred Stock of New World in a private transaction pursuant to the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among Special Situations Fund III, L.P. ("SP III"), Special Situations Cayman Fund, L.P. ("SP Cayman"), Special Situations Private Equity Fund, L.P. ("SP PE", and together with SP III and SP Cayman, the "SP Funds") and HD III. Subsequent to the closing of the transactions contemplated by the Stock Purchase Agreement, HD III and the SP Funds determined that there were warrants to purchase an additional 745,492 shares of Common Stock (the "Additional SP Warrants") of New World that should have been transferred to HD III pursuant to the Stock Purchase Agreement. In a letter agreement dated as of May 15, 2003, the SP Funds instructed New World to transfer the additional SP Warrants to HD III. The aggregate consideration which HD III agreed to pay for both the warrants (including the Additional SP Warrants) and the Series F Preferred Stock, pursuant to the Stock Purchase Agreement, is $5,000,000, which was funded from contributions from HD III's partners. The aggregate purchase price of the underlying Common Stock, if the warrants are exercised in full, is $52,968.18.

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CUSIP No. 648904200                                           Page 7 of 9 Pages


Item 4.           Purpose of Transaction.
                  ----------------------

          The warrants have an exercise price of $.01 per share, expire on June 20, 2006 and are otherwise in the form attached as Exhibit 99.2 to Schedule 13D Amendment 4. The other material terms of the warrants and the Series F Preferred Stock are as described in the Original Schedule 13D, as amended by Schedule 13D Amendment 1, Schedule 13D Amendment 2, Schedule 13D Amendment 3 and Schedule 13D Amendment 4.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

          (a) As of the date hereof, HD III and the General Partner beneficially own an aggregate 28,561,925 shares (including 5,297,818 shares of Common Stock which HD III has the right to acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 50.72% of the 51,016,857 shares of Common Stock outstanding as of April 30, 2003. However, as previously disclosed in the Original Schedule 13D, as amended by Schedule 13D Amendment 1,
Schedule 13D Amendment 2, Schedule 13D Amendment 3 and Schedule 13D Amendment 4, pursuant to the terms of the Warrants and the Warrant Amendment, HD III is entitled to receive certain Step-Up Warrants and Antidilution Warrants. As of the date of this filing, HD III has received certain Step-Up Warrants and Antidilution Warrants as described in Schedule 13D Amendment 3. However, HD III has not received Step-Up Warrants issuable to it on December 31, 2002, nor Antidilution Warrants issuable to it after September 15, 2002. HD III is unable to determine or confirm the number of Step-Up Warrants or Antidilution Warrants it will receive upon the issuance of these additional Warrants. Such additional Warrants could materially increase the beneficial ownership of the shares of Common Stock held by HD III and the General Partner.

          (b) Each of the managing members of the General Partner may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by HD III. Each of the managing members of HD III disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly,

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CUSIP No. 648904200                                           Page 8 of 9 Pages


if any, or by virtue of his or her indirect pro rata interest, as a managing member of HD III.

          (c) Except as described in this statement, neither HD III nor the General Partner have engaged in any transactions in the Common Stock within the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by HD III or the General Partner.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.
------------------------------------------------------

          Except as described in Items 3 and 4 above and in the Original
Schedule 13D, as amended by Schedule 13D Amendment 1, Schedule 13D Amendment 2,
Schedule 13D Amendment 3, and Schedule 13D Amendment 4, neither HD III nor the General Partner have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not limited to transfer or voting of any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2003


                                    HALPERN DENNY III L.P.
                                    By: Halpern Denny & Company V,
                                    L.L.C, General Partner

                                    By /s/ William J. Nimmo
                                      ----------------------------
                                        Managing Member


                                    HALPERN DENNY & COMPANY V,
                                    L.L.C.

                                    By /s/ William J. Nimmo
                                      ----------------------------
                                        Managing Member
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